UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 13, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Shared Hospital Services

File No. 001-08789 - CF#30098
_____

American Shared Hospital Services submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2013.

Based on representations by American Shared Hospital Services that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.26b	through December 15, 2014
Exhibit 10.35b	through April 30, 2016
Exhibit 10.46a	through May 28, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary